Exhibit 99.1

KIDOZ Inc.

Pacific Centre,

Suite 1500, 701 West Georgia Street

Vancouver BC V7Y 1C6

Canada

Ph: +1 888-374-2163

Fax: +1 604-694-0301

Kidoz Inc. Appoints John Nolie as Vice President of Sales, North America

Experienced kids advertising executive strengthens direct-to-brand strategy as Company provides business update

Vancouver, BC, Canada, February 10, 2026 – Kidoz Inc. (TSXV:KDOZ) (OTCQB:KDOZF) (the “Company”), a global AdTech platform delivering safe mobile gamer engagement at scale, today announced the appointment of John Nolie as Vice President of Sales, North America, as part of its continued focus on accelerating direct-to-brand revenue across the region.

Mr. Nolie brings deep experience across advertising, media, entertainment, and technology, with specific category expertise in kids and family privacy and compliance, including COPPA, CARU, CCPA, and GDPR-K. He previously co-founded and led batteryPOP, a kids-focused digital studio and agency, and has worked extensively across gaming, OTT, influencer, and brand sponsorships. His background includes building long-term brand and agency relationships, delivering compliant, high-impact campaigns for leading advertisers.

Management believes Mr. Nolie’s experience and domain expertise further strengthen Kidoz’s ability to expand direct brand partnerships and capitalize on growing demand for compliant, privacy-first advertising solutions within the kids and family segment.

“Kidoz has been a long-time strategic partner and I’ve had the pleasure of working closely with the team for several years,” said John Nolie, Vice President of Sales, North America at Kidoz Inc. “I’m excited to formally join the organization at a time when privacy-first, COPPA-certified solutions are more critical than ever. With Kidoz’s strong position in the kids and family ecosystem, industry-leading ad technology, and top-tier creative services, I see a significant opportunity to deepen brand partnerships and drive meaningful growth.”

“We are thrilled to welcome John to the Kidoz team,” said Jason Williams, CEO of Kidoz Inc. “As brands increasingly look for scalable, compliant solutions, John’s deep experience in the kids and family market strengthens our ability to accelerate growth in North America and capitalize on the opportunities we see ahead in 2026.”

As part of this appointment, Kidoz also provided a brief update on recent business developments. The Company continues to see strong momentum across its kids-safe advertising platform, supported by increasing regulatory scrutiny, brand safety requirements, and demand for privacy-by-design solutions.

Notably, the same underlying technology that supports Kidoz’s core kids business is also available for privacy-first advertising across broader age segments within mobile gaming via Kidoz Inc.’s non-child network, Prado.

Kidoz recently increased capital markets visibility through participation in the DealFlow Discovery Conference and the release of a CEO interview with Small Cap Discoveries, highlighting the Company’s strategy, privacy-first infrastructure, and positioning ahead of upcoming full-year financial reporting. The Company also continues to see adoption of its Kidoz Privacy Shield, a privacy-by-design advertising infrastructure certified under PRIVO’s FTC-approved COPPA Safe Harbor and awarded the GDPR Kids Privacy Assured Shield, supporting compliant, scalable mobile advertising without reliance on personal identifiers.

Management believes these developments, combined with the appointment of Mr. Nolie, further align the Company’s commercial execution with its strategic focus on compliant growth, trusted brand relationships, and long-term value creation.

For full details of the Company’s operations and financial results, please refer to the Securities and Exchange Commission website at www.sec.gov or the Kidoz Inc. investor website at https://investor.kidoz.net or on the https://www.sedarplus.com website.

About Kidoz Inc.

Kidoz Inc. (TSXV:KDOZ) (OTCQB:KDOZF) (www.kidoz.net) is a global AdTech platform delivering safe mobile gamer engagement at scale.

Originally built to protect kids, the platform also now enables advertisers to reach audiences of all ages across the entire mobile gaming ecosystem, using privacy-first contextual targeting, including the growing segment of users who opt out of personal data tracking.

Its technology stack combines proprietary SDK integrations, the Kidoz Privacy Shield, and the Kite IQ contextual AI engine to deliver compliant, high-impact campaigns aligned with COPPA, GDPR-K, Apple ATT, and global standards. Google-certified and Apple-approved, Kidoz reaches more than a billion users worldwide.

Trusted by leading brands, Kidoz enables advertisers to reach high-value gaming audiences through a unified suite of managed, programmatic, SSP, DSP, and Ad Exchange solutions.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future success of the company. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission. Specifically, readers should read the Company’s Annual Report on Form 20-F, filed with the SEC and the Annual Financial Statements and Management Discussion & Analysis filed on SEDAR on April 24, 2025, and the prospectus filed under Rule 424(b) of the Securities Act on March 9, 2005 and the SB2 filed July 17, 2007, and the TSX Venture Exchange Listing Application for Common Shares filed on June 29, 2015 on SEDAR, for a more thorough discussion of the Company’s financial position and results of operations, together with a detailed discussion of the risk factors involved in an investment in Kidoz Inc.

For more information contact:

Henry Bromley

CFO

ir@kidoz.net

(888) 374-2163

Neither the TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.